Daniel S. Peale

T: +1 202 842 7835

dpeale@cooley.com

April 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn:	Stacie Gorman, Staff Attorney

Ruairi Regan, Staff Attorney

Babette Cooper, Staff Accountant

Wilson Lee, Staff Accountant

Re:	Thayer Ventures Acquisition Corporation II Registration Statement on Form S-1 Filed April 3, 2025
File No. 333-285830

Ladies and Gentlemen:

On behalf of Thayer Ventures Acquisition Corporation II (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 10, 2025 with respect to the Company’s registration statement on Form S-1, filed on April 3, 2025 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-1, which incorporates changes in response to the Comments (the “Amended Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement, as filed on the date hereof.

Amendment No. 1 to Registration Statement on Form S-1 filed April 3, 2025

Cover Page

1.

We note your response to prior comment 1. We note that you may seek to extend the time to complete a business combination beyond 21 months. Please disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Please see Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on the cover page and pages 1, 6, 50, 53, 105 and 122 of the Amended Registration Statement.

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com

U.S. Securities and Exchange Commission

April 15, 2025

Page Two

Part II—Information not Required in Prospectus

Exhibits and Financial Statement Schedules, page II-2

2.

Please reconcile your disclosure on page 20 that shares purchased “in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the business combination transaction” with clause 1 of the letter agreement filed as Exhibit 10.4.

Response: In response to the Staff’s Comment, the Company has revised clause 1 of the letter agreement filed as Exhibit 10.4.

Consent of Independent Registered Public Accounting Firm, page 1

3.

We note that the most recent auditor’s consent dated April 3, 2025, refers to an audit report dated March 14, 2025, when the audit report included in this filing is dated April 3, 2025. In your next amendment, please provide an auditor’s consent that refers the correct audit report date.

Response: In response to the Staff’s Comment, the Company respectfully confirms that the date of the audit report in the auditor’s consent filed with the Amended Registration Statement refers to the correct audit report date.

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com

U.S. Securities and Exchange Commission

April 15, 2025

Page Three

Please contact me at (202) 842-7835 or Milson C. Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely

/s/ Daniel S. Peale
Daniel S. Peale

cc:	Mark E. Farrell, Thayer Ventures Acquisition Corporation II

Christopher Hemmeter, Thayer Ventures Acquisition Corporation II

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Jonathan Ko, Paul Hastings LLP

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com